UNITED STATES								OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION								OMB Number 3235-0101
Washington, D.C. 20549								Expires: December 31, 2009
Estimated average burden
FORM 144								hours per response …..…. 2.00

NOTICE OF PROPOSED SALE OF SECURITIES								SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933								DOCUMENT SEQUENCE NO.

ATTENTION:		Transmit for filing 3 copies of this form concurrently with either placing an order with a btoker to execute sale						CUSIP NUMBER
or executing a sale directly with a market maker.

1	(a)	NAME OF ISSUER	(Please type of print)	(b)	IRS IDENT. NO	(c)	S.E.C. FILE NO.	WORK LOCATION

		CHDT CORP		84-1047159	0-28831

1	(d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e)	TELEPHONE NO.
							AREA CODE	NUMBER
			350 JIM MORAN BLVD #120	DEERFIELD BEACH	FL	33442
							954	252-3440

2	(a)	NAME OF PERSONS FOR WHOSE ACCOUNT THE SECURITIES	(b)	RELATIONSHIP TO (c)	ADDRESS STREET	CITY	STATE	ZIP CODE
		ARE TO BE SOLD		ISSUER

		JEFFREY POSTAL		DIRECTOR	(AS ABOVE)

		INSTRUCTION:					The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3	(a)	Title of the (b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Class of		Name and address of Each Broker Through Whom the	Broker-Dealer	Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Securities to Be Sold		Securities are to be Offered on Each Market Maker	File Number	or Other Units	Market	or Other Units	Date of Sale	Securities
		Who is Acquiring the Securities		To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
				(See instr. 3(c))	(See inst. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))

COMMON STOCK		NA	NA	1,000,000	$0.02	563,041,645	11/20/08	OTCBB

INSTRUCTIONS:
1.	(a)	Name of issuer	3. (a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuers telephone number, including area code	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown be the most recent report or statement published by the issuer
2.	(a)	Name of persons for whose account the securities are to be sold	(f)	Approximate date on which the securities are to be sold
	(b)	Sudh person's relationship to the issuer (e.g., officer, director, 10%	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold stockholder, or member of immediate family or any of the foregoing)
	(c)	Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
SEC 1147 (02-08)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition fo the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sokd during the past 3 months by the person whose account the securities are to be sold.

Amount of
Name and Address of Seller			Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:			ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information to be given not only as			The person for whose account the securities to which this notice relates are to be sold hereby represents
to the person for whose account the securities are to be sold but also as to all other persons included			by signing this notice that he does not know any material adverse information in regard to the current
in that definition. In addition, information shall be given as to sales by all persons whose sales are			and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the persons filing			If such person has adopted a written trading plan or giventrading instructions to satisfy Rule 10b5-1
this notice.			under the Exchange Act, by signing the form and indication the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

	11/20/2008		/s/ Dr. Jeffrey Postal
	DATE OF NOTICE		(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one
	DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,		copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.U.C. 1001)
SEC 1147 (02-08)